

October 25, 2010

<u>Via Fax & U.S. Mail</u>

Mr. James Cowan
President and Chief Executive Officer
American Railcar Industries, Inc.
100 Clark Street
St. Charles, Missouri 63301

      Re: **American Railcar Industries, Inc.**
               Form 10-K for the year ended December 31, 2009
               Filed March 12, 2010
               File No. 0-51728

Dear Mr. Cowan:

      We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010
Management's Discussion and Analysis of Financial Condition and Results of Operations

1. For the periods ended March 31, 2010 and June 30, 2010, although though you indicate that railcar loadings have increased and the number of railcars in storage has decreased as reported by an independent third party industry analyst, you also indicate that you expect your shipments and revenues to significantly decrease in 2010 from 2009. We also note that for the period ended March 31, 2010, revenues decreased 67% to $52.3 million from $156.9 million from the comparable period in 2009 and for the three month period ended June 30, 2010 revenues decreased 44.4% to $61.2 million from $109.9 million. In addition, we also note that the Company recognized operating losses of $5.1 million and $3.0 million during the three month periods ended March 31, 2101 and June 30, 2010, respectively, as compared to operating income of approximately $9.4 million and $7.1 million during the comparable periods of 2009. However, in spite of the continuing declines in revenues and operating income during 2010, we note no discussion in the Company's interim financial statements or MD&A with regards to whether an updated impairment analysis was performed with respect to the company's long-lived as of March 31, 2010 or June 30, 2010.

   Supplementally advise us of whether the Company has performed an updated impairment analysis with respect to its various categories of long-lived assets as of March 31, 2010 or June 30, 2010 and provide us with the results of your analysis. If you have not performed an updated impairment analysis, please explain in detail why you did not believe the significant decline in revenues resulting from the decreased demand for railcars did not represent a significant adverse change in business climate that could affect the value of the Company's long-lived assets of pursuant to ASC Topic 360-10.

2. Assuming a satisfactory response, please significantly expand MD&A in future filings to explain why you do not believe a decline in revenues of this magnitude was indicative of a potential impairment in the recorded values of your assets and explain why an updated impairment analysis was not performed during either the three months ended March 31, 2010 or June 30, 2010, as applicable. If an updated impairment analysis was performed at these interim dates, the notes to the Company's financial statements and MD&A should be revised to include a description of the methods and significant assumptions used in your most recent impairment analysis, including the specific revenue and cost increases reflected in your projections as well as a discussion of how actual results have compared to projections. As part of your response, please also supplementally advise us as to whether you expect to recognize an impairment charge for the quarter ended September 30, 2010 as a result of the continued reductions in revenues experienced in 2010. Please provide us with an example of the disclosure to be included in future filings. We may have further comment upon review of your response.

Note 8-Goodwill, page 10

3. We note that the Company has approximately $7.2 million of goodwill related to the acquisition of Custom Steel in 2006. You indicate that the Company performs the annual goodwill impairment test as of March 1 of each year. The valuation uses a combination of methods to determine the fair value of the reporting unit including prices of comparable businesses, a present value technique and recent transactions involving businesses similar to the Company. You also indicate that there was no adjustment required based on the 2010 annual impairment test of the goodwill generated from the Custom Steel acquisition. In light of the fact that the results of Custom Steel are included in the Kennett/Custom reporting unit, which is included in the manufacturing operations segment which has experienced significant declines in revenues, please tell us and revise your goodwill disclosures in future filings to discuss whether the Kennett/Custom reporting unit was at risk of failing step one of the impairment test (i.e. fair value was not substantially in excess of carrying value) and if so, include the following disclosures for each reporting until that is at risk of failing step one:

    *   Percentage by which fair value exceeded carrying value as of the date of the most recent test;
    *   Amount of goodwill allocated to the reporting unit;
    *   Description of the methods and key assumptions used and how the key assumptions were determined;
    *   Discussion of the degree of uncertainty associated with the key assumptions; and
    *   Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe your reporting unit is at risk of failing step one please specifically state so. We may have further comment upon reviewing your response.

Form 10-K for the year ended December 31, 2009
Note 11-Investment in and Loans to Joint Ventures, page 54

4. We note that for the year ended December 31, 2009, Ohio Castings reported a net loss, when in the previous year it reported net income. We also note that it was evaluated for impairment in June 2009. In light of its recent net losses and continuing economic pressures that resulted in the idling of the facilities, supplementally provide us with the results of your current/most recent impairment analysis, and explain the methods and significant assumptions used in your most recent impairment analysis. As part of your response you should also explain your basis for significant assumptions, and disclose these significant assumptions in future filings. We may have further comment upon reviewing your response.

5. We note from the disclosure included in Note 11 that as a result of acquiring a 50% interest in the AXIS credit facility, your investment in AXIS increased significantly. We also note from the summarized financial information included in the Company's annual

and interim financial statements that AXIS incurred a significant net loss during the year ended December 31, 2009 and also during the six months ended June 30, 2010. Given the materiality of the increase in the Company's investment in AXIS during 2009 as well as the Company's unfavorable results of operations during the most recent annual and interim periods, please tell us and revise the disclosures in future filings to address the following:

- Please indicate when the most recent impairment analysis with respect to this investment was performed in light of AXIS's net losses during the most recent annual and interim periods. As part of your response, please provide us with the results of your most recent analysis, and explain the methods and significant assumptions used in the analysis as well as your basis for significant assumptions. Also, please disclose these significant assumptions in future filings.
- As part of your response, please describe the status of its current operations considering the continuing unfavorable economic environment and weak demand.

We may have further comment upon reviewing your response.

Other

6. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Dale C. Davies
                         (636) 754-3408